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Exhibit (a)(9)

For Immediate Release	Media Contact:	Investor Contact:
October 10, 2006	Maria Cantor	Sally Curley
	(617) 768-6690	(617) 768-6140

Genzyme Announces Proposal to Increase Its Offer to Acquire AnorMED to $13.50 Per Share in Cash

        CAMBRIDGE, Mass. — Genzyme Corporation (Nasdaq: GENZ) announced today that it has informed the Board of Directors of AnorMED, Inc. (Nasdaq:ANOR; TSX:AOM) that it is prepared to increase its offer to acquire all outstanding shares of AnorMED to US $13.50 per share, or approximately $580 million, contingent upon AnorMED executing a support agreement with Genzyme. This proposal represents a premium of approximately 12.5 percent over the purchase price proposed by Millennium Pharmaceuticals on September 26, 2006.

        Genzyme proposed revising its tender offer following the completion of additional diligence regarding Mozobil, AnorMED's lead product candidate, and the other assets owned by AnorMED.

        "We are confident that AnorMED's shareholders will find this all-cash offer of $13.50 per share to be a compelling one that fairly rewards them for the value they have created through the development of Mozobil to date," said Henri A. Termeer, chairman and chief executive officer of Genzyme Corp. "The $13.50 per share offer price also represents an attractive investment opportunity for Genzyme. With approximately $1.4 billion of cash on our balance sheet at the end of June, 2006, our strong financial position enables us to complete this transaction without any need for dilutive financing. "

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        Termeer added that Genzyme believes it is uniquely positioned to bring this product to patients worldwide. "Less than 40 percent of all hematopoietic stem cell transplants occur in the United States. Our global clinical, regulatory, and commercial infrastructure will allow us to capture the full value presented by this important therapy without the need to share that value with partners outside the United States," he said.

        Mozobil, expected to launch in late 2008, is a promising late-stage product candidate being tested in Phase 3 trials for use in hematopoietic stem cell transplantation. Genzyme would commercialize Mozobil through its existing global transplant business, which already markets and sells Thymoglobulin (anti-thymocyte globulin, rabbit) to hematologists and bone marrow transplant centers in more than 50 countries throughout the world.

        Mozobil, currently in Phase 3 trials, has been shown in multiple earlier studies to rapidly increase the number of stem cells in circulation in the blood, an important step in preparing a patient for an allogeneic or autologous stem cell transplant. Increasing the number of stem cells collected can improve patient outcomes in two ways: by helping patients who were previously not eligible to meet the target ranges needed for a transplant; and by raising the level of stem cells collected in those already eligible, thereby improving the viability of the transplant.

        Approximately 55,000 stem cell transplants are performed each year for multiple myeloma, non-Hodgkin's lymphoma, and other conditions in markets where Genzyme has a commercial infrastructure, including the United States, Europe, Latin America and the Asian Pacific countries. A majority of these patients could potentially benefit from the use of Mozobil.

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        Enrollment is complete in a pivotal Phase 3 trial for Mozobil in multiple myeloma, and a second pivotal Phase 3 trial in non-Hodgkin's lymphoma is expected to complete enrollment in late-2006. Mozobil has been granted special protocol assessment and orphan drug status in the United States and European Union.

Transaction Timeline

        Genzyme has given AnorMED until 4 p.m. Vancouver time October 11, to determine that its proposal constitutes a "Superior Proposal" under the terms of the support agreement between Millennium and AnorMED. Should AnorMED agree, Genzyme's proposal is further contingent upon AnorMED executing a support agreement with Genzyme by 5:30 p.m. Boston time on October 17, 2006. If AnorMED executes a support agreement with Genzyme, Genzyme would formally increase the offer price to $13.50 per share and extend its offer until 8:00 a.m. Vancouver time on November 1, 2006.

        Because Genzyme's new proposal to acquire AnorMED at an increased price is contingent on the events described above, the terms of Genzyme's existing all cash tender offer to purchase all outstanding shares of AnorMED for US $8.55 per outstanding share have not been changed. Genzyme's existing offer remains open for acceptance until 12:01 a.m. Vancouver time on October 23, 2006. Genzyme may elect to extend its existing offer again by giving notice of such extension to AnorMED shareholders, a copy of which will be filed with the securities regulatory authorities in Canada and the United States and which should also be made available by such authorities through the Internet at www.sedar.com or www.sec.gov. Pursuant to the terms of the confidentiality agreement between Genzyme and AnorMED, any further extension of the offer by Genzyme would be accompanied by a price increase to above $12.00 per outstanding share. If Genzyme does increase its offer price, all AnorMED shareholders would be eligible to receive the higher price for their shares, including shareholders who have already tendered their shares.

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        In association with the acquisition, Genzyme anticipates it will incur certain one time charges, which will be detailed at the close of the transaction. The acquisition is expected to be dilutive in 2007 and 2008 and accretive in 2009, the first full year of Mozobil revenues following its anticipated launch in late 2008.

About Genzyme

        One of the world's leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. This year marks the 25th anniversary of Genzyme's founding. Since 1981, the company has grown from a small start-up to a diversified enterprise with more than 8,500 employees in locations spanning the globe and 2005 revenues of $2.7 billion. Genzyme has been selected by FORTUNE as one of the "100 Best Companies to Work for" in the United States.

        With many established products and services helping patients in more than 80 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company's products and services are focused on rare inherited disorders, kidney disease, orthopedics, cancer, transplant and immune diseases, and diagnostic testing. Genzyme's commitment to innovation continues today with a substantial development program focused on these fields, as well as heart disease and other areas of unmet medical need.

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        Genzyme® and Thymoglobulin® are registered trademarks of Genzyme Corporation or its subsidiaries. All rights reserved.

        This press release contains forward-looking statements, including the statements regarding: the structure and timing of a revised tender offer; the potential benefits of a revised transaction; the ability to meet various the timing restraints associated with the transaction; the extent to which an acquisition ultimately would advance Genzyme's transplant and oncology businesses; expectations regarding the commencement and completion of, and announcement of data from, clinical trials for Mozobil; estimates of the potential markets and indications for Mozobil; and the expected impact of the anticipated transaction on Genzyme's earnings and operations. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. These risks and uncertainties include, among others, certain closing conditions not being met including the inability to enter into a support agreement; the ability to successfully integrate AnorMED's operations and programs with Genzyme's and the time and resources required to do so; the actual design, results and timing of preclinical and clinical studies for Mozobil and other AnorMED products and product candidates; enrollment rates and completion timelines for clinical trials; the extent to which the safety and efficacy of Mozobil is demonstrated; the actual timing and content of submissions to and decisions made by regulatory authorities concerning the approval of Mozobil and other AnorMED products and product candidates; the ability to manufacture sufficient quantities of products for development and commercialization activities and to do so in a timely and cost-efficient manner; the availability and extent of reimbursement from third party payers for AnorMED's products and product candidates; the scope, validity and enforceability of patents directed to, and the effect of any third party proprietary rights on, AnorMED's products and product candidates; the accuracy of Genzyme's and AnorMED's information concerning the markets for their respective products and product candidates and the risks and uncertainties described in reports filed by Genzyme with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation the information under the heading "Factors Affecting Future Operating Results" in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of the Genzyme Quarterly Report on Form 10-Q for the quarter ending June 30, 2006. Genzyme cautions investors not to place substantial reliance on the forward-looking statements contained in this press release. These statements speak only as of the date of this press release, and Genzyme undertakes no obligation to update or revise the statements.

Important Information Regarding the Tender Offer

        Genzyme's proposal does not constitute a formal increase in offer price and does not formally amend or change Genzyme's existing offer in any way. Genzyme's existing offer remains open for acceptance until 12:01 a.m. Vancouver time on October 23, 2006. Genzyme may elect to extend its offer again by giving notice of such extension to AnorMED shareholders, a copy of which will be filed with the securities regulatory authorities in Canada and the United States and which should also be made available by such authorities through the Internet at www.sedar.com or www.sec.gov. Pursuant to the terms of the confidentiality agreement between Genzyme and AnorMED, any further extension of the offer by Genzyme will likely be accompanied by an offer price above $12.00 per outstanding share. If Genzyme does increase its offer price, all AnorMED shareholders would be eligible to receive the higher price for their shares, including shareholders who have already tendered their shares.

        Investors and security holders are urged to read the disclosure documents filed with the Securities and Exchange Commission (the "SEC") from time to time, including the tender offer statement filed on September 1, 2006, regarding the tender offer by Genzyme's wholly owned subsidiary, Dematal Corp., for all of the outstanding common shares of AnorMED. Investors and security holders may obtain a free copy of the disclosure documents and other documents filed by Genzyme or Dematal with the SEC at the SEC's website at www.sec.gov. In addition, documents filed with the SEC by Genzyme or Dematal may be obtained free of charge from Genzyme by directing a request to Sally Curley at (617)768-6140.

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        Genzyme's press releases and other company information are available at www.genzyme.com and by calling Genzyme's investor information line at 1-800-905-4369 within the United States or 1-703-797-1866 outside the United States.

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Genzyme Announces Proposal to Increase Its Offer to Acquire AnorMED to $13.50 Per Share in Cash